UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 178th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 11, 2026

1.   DATE, TIME AND VENUE: On February 11, 2026, at 11:00 a.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, 5G room, Cidade Monções, city of São Paulo, state of São Paulo.

2.   CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Regulations of the Board of Directors and the Technical and Advisory Committees of the Company. All members of the Company’s Audit and Control Committee (“Committee”) were present, namely: Mr. Ignácio Maria Moreno Martínez, Chairman of the Committee; Ms. Andrea Capelo Pinheiro, Board Member; and Mr. Jordi Gual Solé, Board Member. Also present at the meeting were the Chief Audit Officer, Ms. Paula Bragança França Mansur; the Director of Accounting and Revenue Projection, Ms. Jaqueline Nogueira de Almeida; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; and the Director of Corporate and Business Affairs, Ms. Nathalia Pereira Leite, as Secretary of the Meeting, in addition to the individuals referred to each of the subjects below, whose participation was restricted to the time of appraisal of their respective subjects. The representatives of PricewaterhouseCoopers Independent Auditors (“PwC”), Mr. Ricardo Queiroz, Mr. Bruno Maia, Mr. Vinicius Rego, and Ms. Carolina Godoy were also present.

3.        PRESIDING BOARD: Ignácio Maria Moreno Martínez – Chairman of the Meeting; and Nathalia Pereira Leite – Meeting Secretary.

4.        AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the following was considered and resolved unanimously by the Committee members present:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 178th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 11, 2026

4.1. Appraisal of the Company’s Financial Statements, accompanied by the Independent Auditors’ Report and the Annual Management Report, related to the fiscal year ended on December 31, 2025. Initially, the Director of Accounting and Revenue Projection, Ms. Jaqueline Nogueira de Almeida, presented the main events that occurred in the 4th quarter of 2025, including the final results of the technical studies for the Impairment tests of the Company’s Net Assets and Deferred Tax Assets for the fiscal year ended on December 31, 2025, as well as the equity information comprising the Company’s financial liquidity and indebtedness indicators, the consolidated balance sheets, and the consolidated statements of income comparing the periods ended December 31, 2024 and December 31, 2025 (“Financial Statements”). Subsequently, the Chief Investor Relations Officer, Mr. João Pedro Xavier Esteves Soares Carneiro, presented the key aspects of the Annual Management Report. Next, Mr. Ricardo Queiroz, Mr. Bruno Maia, and Ms. Carolina Godoy, representatives of PwC, the Company’s independent auditors, reported on the scope and audit procedures performed in connection with the examination of the Financial Statements. They then presented the final draft of the Independent Auditors’ Report on the Individual and Consolidated Financial Statements, highlighting that the Financial Statements fairly present, in all material respects, the individual and consolidated financial position of the Company as of December 31, 2025, the individual and consolidated performance of its operations, and the respective individual and consolidated cash flows for said fiscal year. This Report will be issued on the date of the meeting of the Board of Directors, on February 12, 2026. It was further clarified that the Financial Statements were submitted, on this date, to the Fiscal Council and will be submitted, on February 12, 2026, to the Company’s Board of Directors. The Committee members, having analyzed and discussed such information and listened to the comments of the Company’s independent auditors, unanimously stated their decision to issue a favorable opinion on the Company’s Financial Statements and the Annual Management Report for the fiscal year ended December 31, 2025, recommending their approval by the Company’s Board of Directors and subsequent submission to the Company’s Ordinary Shareholders’ Meeting.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 178th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 11, 2026

4.2. Appraisal of the Results Allocation Proposal for the fiscal year ended December 31, 2025. The Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, presented the proposal of the Company’s Management for the allocation of the net income for the fiscal year ended December 31, 2025 (“Results Allocation Proposal”), which was submitted for review by the Fiscal Council on this date. The Committee members, having analyzed said information, unanimously stated their decision to issue a favorable opinion in relation to the Results Allocation Proposal, recommending its approval by the Company’s Board of Directors and subsequent submission to the Company’s Ordinary Shareholders’ Meeting.

5.        CLOSING: There being no further matters to discuss, the Chairman of the Committee declared the meeting adjourned, and these minutes were drawn up. São Paulo, February 11, 2026. Signatures: (aa) Ignácio Maria Moreno Martínez – Chairman of the Committee; Andrea Capelo Pinheiro – Board Member; Jordi Gual Solé – Board Member; and Nathalia Pereira Leite – Secretary of the Meeting.

I hereby certify that the resolutions recorded in this instrument are included in the minutes of the 178th meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 11, 2026, drawn up in the Company’s book. This is a free English translation.

_______________________________ Nathalia Pereira Leite Meeting Secretary

OPINION OF THE AUDIT AND CONTROL COMMITTEE

The members of the Audit and Control Committee of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities and in compliance with the provisions of Article 27, paragraph 1, item VIII of CVM Resolution No. 80, of March 29, 2022, examined and analyzed (i) the Company's Financial Statements and the Annual Management Report relating to the fiscal year ended on December 31, 2025 (“2025 Annual Financial Statements”), accompanied by the respective Independent Auditors’ Report, as well as (ii) the Results Allocation Proposal for the fiscal year ended on December 31, 2025 (“Results Allocation Proposal”), and, considering the information provided by the Management of Telefônica Brasil and by PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s independent auditors, unanimously express a favorable opinion regarding the 2025 Financial Statements and the Results Allocation Proposal, and recommend their approval by the Board of Directors of Telefônica Brasil and their submission to the Ordinary Shareholders’ Meeting, pursuant to Law No. 6,404, of December 15, 1976.

São Paulo, February 12, 2026.

Ignácio Maria Moreno Martínez

Chairman of the Audit and Control Committee

Andrea Capelo Pinheiro

Member of the Audit and Control Committee

Jordi Gual Solé

Member of the Audit and Control Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 20, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director